Mail Stop 3561

January 7, 2009

Xiqun Yu
Chief Executive Officer
Tia II, Inc.
58 Heng Shan Road, Kun Lun Shopping Mall
Harbin, People's Republic of China 150090

      Re: **Tia II, Inc.**
              Item 4.01 Form 8-K
              Filed December 22, 2008
              File No. 000-52286

Dear Mr. Yu:

      We have completed our review of your Form 8-K and related filings and have no further comments at this time.

              Sincerely,

              William J. Kearns
              Staff Accountant